Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION

Subsidiaries of RTI Biologics, Inc.
Biologic Recovery Group, Inc.	Delaware
RTI Services, Inc.	Delaware
Regeneration Technologies, Inc.—Cardiovascular	Alabama
Tutogen Medical, Inc.	Florida
RTI Donor Services, Inc. (controlled)	Delaware

Subsidiaries of Tutogen Medical, Inc.
Tutogen Medical (United States), Inc.	Florida
Tutogen Medical, GmbH	Germany
Tutogen Medical, SARL [Subsidiary of Tutogen Medical GmbH]	France